CONSENT OF INDEPENDENT PETROLEUM ENGINEERS AND GEOLOGISTS

We hereby consent to the inclusion in the Annual Report on Form 10-K of Centennial Resource Development, Inc. (the "Annual Report") of our reports, dated January 30, 2019, January 29, 2018, February 7, 2017, and May 12, 2016, to the Centennial Resource Production, LLC interest with respect to estimates of oil and gas reserves and future revenue thereof, as of December 31, 2018, December 31, 2017, December 31, 2016, and as of December 31, 2015, and the information contained therein. We hereby further consent to all references to our firm and such report included in the Annual Report.

NETHERLAND, SEWELL & ASSOCIATES, INC.

By: /s/ Danny D. Simmons

Danny D. Simmons, P.E.
President and Chief Operating Officer

Houston, Texas
February 25, 2019